EXHIBIT 2

Dear Associates:

Today the activist hedge fund Pershing Square hosted an investor presentation regarding its investment in ADP. As I’ve said previously, we are committed to engaging constructively with our shareholders and are open to their ideas on how to improve the company. However, after watching the three-hour presentation, we strongly disagree with a number of the statements, which demonstrated a fundamental lack of understanding of the current state of ADP’s business and strategy. Pershing Square presented nothing that has not previously been analyzed by our Board and management. Moments ago, we issued a press release in response.

Pershing Square’s presentation was designed to attract media attention and distract from the strong momentum we’ve built through our focus on our Win as One goals to simplify, innovate and grow our business. At times, the press coverage may seem highly critical and even personal. While we expect continued coverage of this campaign over the coming months, it is vitally important that we stay focused on our FY18 plan, by serving our clients well, executing, and selling.
We are proud of the progress we have made, and continue to make, to improve our products and services to meet our clients' evolving needs. My team and I will continue to defend ADP’s strong track record and work to debunk the factual inaccuracies and misleading statements in Pershing Square’s presentation.
As a reminder, we have established a site with information related to this matter, including updated frequently asked questions. It’s important that ADP associates refrain from commenting publicly – including social media – about our financial and operating performance. In the event you get related questions from clients or prospects, you may refer them to our press release.
I remain confident that the future is bright for ADP, and I will keep you informed as significant new developments occur. As always, thank you for your ongoing commitment to ADP.
Best regards,
Carlos
Important Information
ADP, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Company shareholders in connection with the matters to be considered at the Company’s 2017 Annual Meeting. The Company intends to file a proxy statement and WHITE proxy card with the U.S. Securities and Exchange Commission (the “SEC”) in connection with any such solicitation of proxies from Company shareholders. COMPANY SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ ANY SUCH PROXY STATEMENT AND ACCOMPANYING WHITE PROXY CARD WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Information regarding the ownership of the Company’s directors and executive officers in Company stock and other securities is included in their SEC filings on Forms 3, 4, and 5, which can be found through the Company’s website (www.adp.com) in the section “Investor Relations” or through the SEC’s website at www.sec.gov. Information can also be found in the Company’s other SEC filings, including the Company’s Annual Report on Form 10-K.